UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT

TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

AOG Institutional Diversified Master Fund

Address of Principal Business Office:

 11911 Freedom Drive, Suite 730

Reston, Virginia 20190

Telephone Number:

703-757-8020

Name and Address of Agent for Service of Process:

A Registered Agent, Inc.

8 The Green, Ste A

Dover, Delaware 19901

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [    ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Reston and state of Virginia on the 15th day of December, 2021.

AOG Institutional Diversified Master Fund

By: /s/ Frederick Baerenz
Frederick Baerenz Trustee

Attest:	/s/ Michelle Whitlock
Michelle Whitlock
Treasurer